CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.
Yingu Plaza, 9 Beisihuanxi Road, Suite 1708
Haidian District, Beijing 100080
The People’s Republic of China
+86 10 82525301

December 10, 2008

Jennifer Hardy, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Advanced Construction Materials Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 6, 2008 (Commission File No. 333-152918)

Dear Ms. Hardy:

On behalf of China Advanced Construction Materials Group, Inc. (“China ACM” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered to the Company on November 20, 2008, providing the Staff’s comments with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-1 (the “S-1”).

For the convenience of the Staff, a summary of the Staff’s oral comment is included and is followed by the corresponding response of China ACM. References in this letter to “we,” “us” and “our” refer to China ACM unless the context indicates otherwise.

Amendment No. 2 to Registration Statement on Form S-1

Financial Statements

General

1.	Please update the financial statements and corresponding financial information included to comply with Rule 8-08 of Regulation S-X.

CHINA ACM RESPONSE: We have revised the S-1 to include the financial statements and corresponding financial information for the three months ended September 30, 2008 in compliance with Rule 8-08 of Regulation S-X.

Redeemable Preferred Stock, page F-13

2.
We have read your response to comments 14 and 17 from our letter dated October 23, 2008. It remains unclear how you determined it was appropriate to account for the convertible preferred stock as a liability. In this regard, we continue to have difficulty understanding how you determined it was mandatorily redeemable pursuant to paragraph 9 of SFAS 150 given the conversion option. Please tell us what consideration you gave to paragraph A9 of SFAS 150 which was referenced to in our prior comment. Please also clarify your disclosures to state that the preferred stock will be redeemable into cash, if true. You also indicate that you also determined it was appropriate to classify the preferred stock as a liability given that the convertible preferred stock is more akin to a debt instrument than an equity instrument. Please tell us what accounting literature you relied upon in this evaluation. Please also refer to EITF Topic D-98. Please also correspondingly address your treatment of the convertible preferred stock in your determination of basic and diluted earnings per share.

CHINA ACM RESPONSE: Although the instrument was issued in the form of preferred stock, we believe it is important to analyze its characteristics to determine whether it is, in substance, an equity instrument or whether it has characteristics that are more akin to a debt instrument.  The preferred stock is mandatorily redeemable after 2 years and carries a fixed coupon, payable regardless of profitability, which suggests it is more akin to a debt instrument than an equity instrument. In this evaluation, we relied upon the guidance of SFAS 133 and FASB Concepts Statement 6. Paragraph 61(l) of SFAS 133 discusses convertible preferred stock and provides, in part, that “A typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument.”

Additionally, paragraph 36 of FASB Concepts Statement 6 indicates a liability has three essential characteristics: (a) it embodies a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specific or determinable date, on occurrence of a specified event, or on demand, (b) the duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice, and (c) the transaction or other event obligating the entity has already happened.

The Company is required to redeem all of the outstanding shares of the preferred stock at an amount equal to 100% of the purchase price, plus all accrued dividends, whether or not declared, Given that the Company is required to redeem the outstanding shares at a specific date, the Company has no discretion to avoid the future sacrifice and the transaction has already occurred, the guidance in Concepts Statement 6, paragraph 36, suggests the preferred stock should be classified as a liability.

Based on that guidance and the fact that the preferred stock is mandatorily redeemable and carries a fixed coupon that is payable regardless of the company’s profitability, we concluded that the preferred stock was more akin to a debt instrument than an equity instrument and, accordingly, should be accounted for as such based on its substantive characteristics, rather than its preferred stock form.

We are aware of paragraph A9 of FAS 150.  However, we believe the reasoning in that paragraph is not persuasive.  The example in that paragraph is of an instrument redeemable after 30 years but convertible only for the first 10 years. In our case, the instrument is redeemable after two years.

Although paragraph A9 could apparently be invoked in order to avoid liability classification, the notion that an otherwise mandatorily redeemable security does not need to be classified as such simply because an unexpired embedded conversion option may be exercised prior to the required redemption date would, we assume, apply equally to a convertible debt instrument.  Given the discussion in FAS 133 and Concepts Statement 6, we believe that classification of the preferred stock as a liability is appropriate.

We understand that the inclusion of the reference to S-X Rule 5.02.28 in our footnote disclosure is confusing. We will revise our footnote disclosure related to the preferred stock to remove that reference, to clarify the reasons why the preferred stock has been classified as a liability and to clarify that it is redeemable for cash. Our proposed revised disclosure is as follows:

Redeemable preferred stock

On June 11, 2008, the Company completed the sale to certain accredited investors of 875,000 investment units for gross proceeds of $7,000,000, each unit consisting of one share of the Company’s Series A Convertible Preferred Stock and one warrant to purchase two shares of the Company’s common stock. The preferred stock pays annual dividends of 9% regardless of the Company’s profitability. Each preferred share is convertible into four shares of common stock. The Company received net proceeds of approximately $5.3 million after offering expenses and net of $930,000 restricted cash which was required to be placed in escrow. Upon the two year anniversary of the closing date, the Company is required to redeem for cash the outstanding preferred stock, if not previously converted by the holders, for $8.00 per share plus accrued but unpaid dividends.

In accordance with APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants,” the Company allocated the proceeds received between the preferred stock and the warrants. The resulting discount from the face amount of the preferred stock is being amortized using the effective interest method over the period to the required redemption date. After allocating a portion of the proceeds to the warrants, the effective conversion price of the preferred stock was higher than the market price at the date of issuance and therefore no beneficial conversion feature was recorded.

Because the Company is obligated to redeem the preferred stock if it is not converted by the holders and to pay a fixed coupon regardless of the Company’s profitability, the preferred stock has been accounted for and classified as a liability. Accordingly, the dividends on the preferred stock, together with the amortization of the discount, are accounted for as interest expense.

We have also enhanced the disclosure of our treatment of the convertible preferred stock in the determination of basic and diluted earnings per share in Note 13 to the financial statements included in Amendment No.3 to the Registration Statement.

Income Taxes, page F-14

3.
We have read your response to comment 14 from our letter dated October 23, 2008. You indicate that there is no provision for US income taxes including any deferred tax amounts as a result of US tax reporting. It still remains unclear whether there are temporary differences during the years ended June 30, 2008 and 2007 in other tax jurisdictions. With regard to provisions, reserves, inventory valuation methods, depreciation, and amortization of intangibles, please clarify whether there are any significant deferred tax assets or liabilities that relate to tax jurisdictions that are not covered by tax holidays. Please also disclose whether tax holidays or incentives affect your conclusion regarding temporary differences during the years ended June 30, 2008 and 2007. Refer to SFAS 109 and revise your disclosures accordingly.

CHINA ACM RESPONSE: The company is governed by the Enterprise Income Tax Law of China. Under Chinese Enterprise Accounting Rules, two methods are allowable: (i) the “Tax Payables Method” and (ii) the “Taxation Affecting Accounting Method”. In the latter method, temporary differences do exist.

The Company was granted income tax exemption from January 1, 2003 through December 31, 2007 by the PRC State Administration of Taxation due to use of recycled raw materials in its production, and there were no deferred tax assets or liabilities through the period from January 1, 2003 through December 31, 2007.

The company became subject to Chinese income tax from January 1, 2008 and adopted the Tax Payables method, where we adopted accounting policies in accordance to U.S. GAAP with regard to provisions, reserves, inventory valuation method and depreciation that are consistent with requirements under Chinese income tax laws. The Company does not have any intangible assets. Therefore, there were no deferred tax assets or liabilities during the years ended June 30, 2008 and 2007. Relevant disclosures have been made in the financial statements included in Amendment No. 3 to the Registration Statement.

Note 3 – Supplemental Disclosure of Cash Flow Information, page F-18

4.
We note your response to prior comment 15. Please tell u s what consideration you gave to the guidance of SFAS 140 in accounting for your transfer of accounts receivable to satisfy liabilities. Please help us understand how your accounting of these transactions complied with SFAS 140. Your explanation should include a summary of the detailed terms of the transactions.

CHINA ACM RESPONSE: In accounting for its transfer of accounts receivable to satisfy liabilities, the company follows guidance on extinguishments of liabilities and derecognition criteria under the financial-components approach provided by SFAS 140. Specifically, under the financial-components approach, after a transfer of financial assets an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished.

According to SFAS 140, the transferor has surrendered control over transferred assets if and only if all of the following conditions are met:

a. The transferred assets have been isolated from the transferor—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

b. Each transferee (or, if the transferee is a qualifying special-purpose entity (SPE), each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

c. The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.”

In the ordinary course of business, the Company may sometimes transfer its accounts receivable to suppliers in order to satisfy liabilities owed to those suppliers. A Transfer Agreement must be signed by both parties that provides for the company (the transferor) to surrender to the supplier (the transferee) the Concrete Supply Contract signed with its customer, signed Bills of Settlement and all other documents pertaining to the company’s legal rights to its customer in the accounts receivable. It also prohibits the company accept payment from customers for receivables transferred under the Agreement. In exchange, the supplier gives up its claim to the company for payables owed to it for the same amount and the Agreement does not contain any terms that may limit or constrain the supplier’s right to pledge or exchange the receivables being transferred to it. The company does not provide the supplier with full or limited recourse or guarantee, nor does it sign agreements to repurchase or give itself the right to demand return of the transferred receivables.

Furthermore, Paragraph 16 of SFAS 140 provides that a debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

a. The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes delivery of cash, other financial assets, goods, or services or reacquisition by the debtor of its outstanding debt securities whether the securities are canceled or held as so-called treasury bonds.

b. The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

By transferring its legal rights thus surrendering its control over the receivables, the company is relieved of its obligation to the supplier for the same amount of payables owed the latter. According to the Transfer Agreement, upon signing of the agreement and delivery of Transfer of Creditor’s Right Notice to its customer, the customer begins assuming the obligation and the company is released from the obligation under the payables by its supplier.

The Company considers the carrying amount of both accounts receivable and accounts payable approximate their fair values because of the short period of time between the origination of such instruments and their expected realization, thus no gain or loss was recognized on derecognition and extinguishment. Though the Transfer Agreement provides that the company may initially provide assistance to its supplier for collection of transferred receivables, it doesn’t contain a recourse term nor put the company under any guarantee obligation, considering which, together with an assessment of its customer’s creditworthiness, no guarantee obligation was recorded initially.

Therefore, in accordance to guidance of SFAS 140 on derecognition and extinguishment of liabilities, the company derecognized the transferred receivables and extinguished payables being satisfied by the transfer at carrying amount, thus removed these receivables and payables from balance sheets as reported and disclosed in the financial statements .

Form 10-Q for the Period Ended September 30, 2008

General

5.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

CHINA ACM RESPONSE: No response necessary.

Financial Instruments, page 12

6.
Given your disclosures on page 21 indicate that your marketable securities are recorded at fair value, it is not clear why you state that you did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value in accordance with SFAS 157. Please advise or revise as necessary.

CHINA ACM RESPONSE: We expanded our financial instrument disclosure in Note 2 clarifying that our marketable securities are carried at fair value. This is in addition to our previous marketable securities disclosure in Note 4 that states our marketable securities are carried at fair value. As discussed with the Commission’s Staff, we will amend our 10-Q before the S-1 go effective.

Exhibits 31.1 and 32.1

7.
It appears that your certifications have not been appropriately dated. Please amend your Form 10-Q in its entirety to provide currently dated certifications. Refer to Items 601(B)(31) and (32) of Regulation S-K.

CHINA ACM RESPONSE: As discussed with the Commission's Staff, we will amend our 10-Q to provide currently dated certifications.

*****

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Scott C. Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (415) 983-1523.

Sincerely,

CHINA ADVANCED CONSTRUCTION
MATERIALS GROUP, INC.

By:	/s/ Xianfu Han
Xianfun Han
Chairman, President and
Chief Executive Officer